

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2023

R. Maxwell Smeal
Chief Financial Officer
Cohen Circle Acquisition Corp. I
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

> **Re: Cohen Circle Acquisition Corp. I**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted April 14, 2023**
> **CIK No. 0001894176**

Dear R. Maxwell Smeal:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

General

1. We note you have removed disclosure indicating that your amended and restated memorandum and articles of association will provide that you will only redeem your public shares so long as (after such redemption) your net tangible assets will be at least $5,000,001 upon consummation of your initial business combination. Please provide us with your legal analysis as to why it is appropriate to permit this exception to the requirement that you have net tangible assets of at least $5,000,001. Please tell us what other risk factors you propose to include in the prospectus, such as increased risks that your stock will be delisted, that you will have to comply with Rule 419, that you will become a less attractive potential merger partner in a competitive market for merger

targets, and that the removal of a cap on redemptions will no longer ensure that your stock is not a "penny stock" under Exchange Act Rule 3a51-1.

2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Mitchell Austin, Acting Legal Branch Chief, at (202) 551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Mark E. Rosenstein